UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
___________________

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
___________________

ACE AVIATION HOLDINGS INC.
(Name of Subject Corporation (issuer))

ACE AVIATION HOLDINGS INC. (Issuer)
(Name of Filing Persons (identify status as offeror, issuer or other person))
___________________

Class A Variable Voting Shares	Class B Voting Shares
(Title of Class of Securities)	(Title of Class of Securities)

00440P201	00440P102
(CUSIP Number of Class of Securities)	(CUSIP Number of Class of Securities)
___________________
ACE Aviation Holdings Inc.
Attention: Brian Dunne, Executive Vice President and Chief Financial Officer
5100 de Maisonneuve Boulevard West, Montreal, Québec, Canada H4A 3T2
(514) 205-7856
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)
___________________
Copy to:

Christopher W. Morgan, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
222 Bay Street, Suite 1750
Toronto, Ontario M5K 1J5
(416) 777-4700
___________________

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee*
Not applicable	Not applicable
*  A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A

☑	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐           third-party tender offer subject to Rule 14d-1.
☑           issuer tender offer subject to Rule 13e-4.
☐           going-private transaction subject to Rule 13e-3.
☐           amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

ACE AVIATION HOLDINGS INC.

News Release

ACE AVIATION HOLDINGS INC. TO REPURCHASE UP TO CDN$1.5 BILLION OF ITS CLASS A VARIABLE VOTING SHARES AND CLASS B VOTING SHARES PURSUANT TO A SUBSTANTIAL ISSUER BID

MONTRÉAL, December 3, 2007 – ACE Aviation Holdings Inc. (ACE) today announced that its Board of Directors has authorized a substantial issuer bid (the Offer) to purchase for cancellation up to Cdn$1.5 billion of ACE’s Class A Variable Voting Shares and Class B Voting Shares (collectively, the Shares) for a combined aggregate of up to 54,151,624 Shares.  The Offer is being made by way of a "modified Dutch auction" pursuant to which shareholders may tender all or a portion of their Shares (i) at a price of not less than Cdn$27.70 and not more than Cdn$30.00 per Share, in increments of $0.10 per Share, or (ii) without specifying a purchase price, in which case their Shares will be purchased at the purchase price determined in accordance with the Offer.  The Offer will expire at 5:00 p.m. (Montreal time) on January 10, 2008, unless withdrawn or extended by ACE.

The purchase price paid for each Share properly tendered (the Purchase Price) will be based on the number of Shares tendered and the prices specified by shareholders making tenders, and will be the lowest price that will enable ACE to purchase up to Cdn$1.5 billion of Shares at a price within the range specified above. Shareholders will receive the Purchase Price in cash for Shares tendered at prices equal to or lower than the Purchase Price.  All Shares tendered at prices higher than the Purchase Price will be returned to shareholders.  All Shares purchased by ACE will be purchased at the same price, even if shareholders have selected a lower price.  If the number of Shares tendered at or below the Purchase Price would result in an aggregate Purchase Price in excess of Cdn$1.5 billion, those Shares will be purchased on a pro rata basis.

In accordance with the terms of the convertible Preferred Shares of ACE, the holders of Preferred Shares will be permitted to participate in the Offer by depositing their Preferred Shares on an as converted basis.

The Offer is not conditional upon any minimum number of Shares being deposited, however, the Offer is subject to certain other conditions, including regulatory approval.  Full particulars of the terms and conditions of the Offer will be contained in the Offer to Purchase and Issuer Bid Circular and related documents which will be filed with applicable securities regulatory authorities in Canada and the United States and mailed to holders of Shares, Preferred Shares and 4.25% Convertible Senior Notes on or about December 6, 2007.

This press release is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell ACE Shares. The solicitation and the offer to buy Shares will be made only pursuant to the separate Offer to Purchase and Issuer Bid Circular, and related documents. ACE will file the Offer to Purchase, Issuer Bid Circular and related documents with Canadian securities regulatory authorities and a Tender Offer Statement on Schedule TO with the United States Securities and Exchange Commission (SEC). Shareholders should carefully read the Tender Offer Statement, the Offer to Purchase and Issuer Bid Circular, the related letter of transmittal and other related documents because they contain important information, including the various terms and conditions of the Offer.  The Offer to Purchase and Issuer Bid Circular, the related letter of transmittal and certain other documents will be delivered without charge to all holders of Shares, Preferred Shares and 4.25% Convertible Senior Notes.

The Tender Offer Statement (including the Offer to Purchase and Issuer Bid Circular, the related letter of transmittal and all other offer documents filed by ACE with the SEC) will be available without charge at the SEC website at www.sec.gov or by calling the Corporate Secretary office of ACE at (514) 205-7856. Offer documents required to be filed in Canada will also be available without charge at www.sedar.com.

ABOUT ACE AVIATION HOLDINGS INC.

ACE is a holding company of various aviation interests including Air Canada, Aeroplan Income Fund, Jazz Air Income Fund and ACTS.

CAUTION REGARDING FORWARD-LOOKING INFORMATION
    ---------------------------------------------

Certain statements in this news release may contain forward-looking statements. These forward-looking statements are identified by the use of terms and phrases such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "predict", "project", "will", "would", and similar terms and phrases, including references to assumptions. Such statements may involve but are not limited to comments with respect to strategies, expectations, planned operations or future actions.

Forward-looking statements, by their nature, are based on assumptions and are subject to important risks and uncertainties. Any forecasts or forward-looking predictions or statements cannot be relied upon due to, amongst other things, changing external events, general uncertainties of the business and matters that are not within the control of ACE. Such statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements to differ materially from those expressed in the forward looking statements. The forward-looking statements contained herein represent ACE's expectations as of the date they are made and are subject to change after such date. However, ACE disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

Contacts for ACE:

Isabelle Arthur (Montréal)	(514) 422-5788
Angela Mah (Vancouver)	(604) 270-5741
Peter Fitzpatrick (Toronto)	(416) 263-5576